Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated January 13, 2022

Registration Statement 333-252191 filed on January 19, 2021

Commercial Metals Company

$300,000,000 4.125% Senior Notes due 2030

$300,000,000 4.375% Senior Notes due 2032

January 13, 2022

Pricing Supplement dated January 13, 2022 to the

Preliminary Prospectus Supplement dated January 13, 2022 of Commercial Metals Company

This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the preliminary prospectus supplement of Commercial Metals Company (the “Company”) dated January 13, 2022 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. The information in this Pricing Supplement should be read together with the Preliminary Prospectus Supplement and the accompanying prospectus, including the documents incorporated by reference therein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Change to the Preliminary Prospectus Supplement

The Preliminary Prospectus Supplement relates to the offering of a series of Senior Notes due 2032 (the “2032 Notes”). In addition to the 2032 Notes, the Company is offering a series of Senior Notes due 2030 (the “2030 Notes” and, together with the 2032 Notes, the “Notes”). The 2030 Notes and the 2032 Notes will each constitute a separate series of securities under the indenture. Corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

Terms Applicable To the 2030 Notes

Issuer:	Commercial Metals Company

Title of Securities:	4.125% Senior Notes due 2030

Ranking:	Senior Unsecured

Ratings:*	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Offering Size:	$300,000,000

Gross Proceeds:	$300,000,000

Underwriting Discount:	1.25%

Net Proceeds (Before Expenses):	$296,250,000

Maturity Date:	January 15, 2030

Coupon:	4.125%

Price to Public:	100.000%

Yield to Maturity:	4.125%

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2022. Interest will accrue on the 2030 Notes from January 28, 2022.

Record Dates:	January 1 and July 1

Equity Claw:	Prior to January 15, 2025, we may redeem up to 40% of the 2030 Notes with the net cash proceeds of certain equity offerings at the redemption price of 104.125% of the principal amount of each 2030 Note to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption; provided that (1) 2030 Notes in an aggregate principal amount equal to at least 60% of the aggregate principal amount of 2030 Notes issued under the indenture (excluding 2030 Notes held by us or our subsidiaries) remain outstanding immediately after the occurrence of such redemption, and (2) such redemption occurs within 90 days of the date of the closing of such equity offering.

Optional Redemption:

Prior to January 15, 2025, we will have the option to redeem some or all of the 2030 Notes at a redemption price equal to 100% of the principal amount of the 2030 Notes, plus an applicable premium based on the excess of (1) the present value of (i) the redemption price of the 2030 Notes on January 15, 2025, as set forth in the table below plus (ii) all required interest payments due on the 2030 Notes through January 15, 2025 (excluding accrued but unpaid interest to, but not including, the date of redemption), computed using a discount rate equal to the Treasury Rate as of the date of such redemption plus 50 basis points, over (2) the then outstanding principal of the 2030 Notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

On or after January 15, 2025, we will have the option to redeem some or all of the 2030 Notes at the redemption prices set forth below (expressed as a percentage of principal amount) during the twelve-month period beginning on January 15 of the years indicated below, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2025	102.063%
2026	101.031%
2027 and thereafter	100.000%

CUSIP/ISIN Numbers:	CUSIP: 201723 AQ6 ISIN: US201723AQ67

Terms Applicable to the 2032 Notes

Issuer:	Commercial Metals Company

Title of Securities:	4.375% Senior Notes due 2032

Ranking:	Senior Unsecured

Ratings:*	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Offering Size:	$300,000,000

Gross Proceeds:	$300,000,000

Underwriting Discount:	1.25%

Net Proceeds (Before Expenses):	$296,250,000

Maturity Date:	March 15, 2032

Coupon:	4.375%

Price to Public:	100.000%

Yield to Maturity:	4.375%

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2022. Interest will accrue on the 2032 Notes from January 28, 2022.

Record Dates:	March 1 and September 1

Equity Claw:	Prior to March 15, 2025, we may redeem up to 40% of the 2032 Notes with the net cash proceeds of certain equity offerings at the redemption price of 104.375% of the principal amount of each 2032 Note to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption; provided that (1) 2032 Notes in an aggregate principal amount equal to at least 60% of the aggregate principal amount of 2032 Notes issued under the indenture (excluding 2032 Notes held by us or our subsidiaries) remain outstanding immediately after the occurrence of such redemption, and (2) such redemption occurs within 90 days of the date of the closing of such equity offering.

Optional Redemption:

Prior to March 15, 2027, we will have the option to redeem some or all of the 2032 Notes at a redemption price equal to 100% of the principal amount of the 2032 Notes, plus an applicable premium based on the excess of (1) the present value of (i) the redemption price of the 2032 Notes on March 15, 2027, as set forth in the table below plus (ii) all required interest payments due on the 2032 Notes through March 15, 2027 (excluding accrued but unpaid interest to, but not including, the date of redemption), computed using a discount rate equal to the Treasury Rate as of the date of such redemption plus 50 basis points, over (2) the then outstanding principal of the 2032 Notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

On or after March 15, 2027, we will have the option to redeem some or all of the 2032 Notes at the redemption prices set forth below (expressed as a percentage of principal amount) during the twelve-month period beginning on March 15 of the years indicated below, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2027	102.188%
2028	101.458%
2029	100.729%
2030 and thereafter	100.000%

CUSIP/ISIN Numbers:	CUSIP: 201723 AR4 ISIN: US201723AR41

Terms Applicable to Both the 2030 Notes and the 2032 Notes

Trade Date:	January 13, 2022

Expected Settlement Date:	January 28, 2022 (T+10)

Change of Control:	101% plus accrued and unpaid interest thereon, if any, to, but excluding, the purchase date

Distribution:	SEC Registered

Denominations:	Minimum denominations of $2,000 and higher integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC BMO Capital Markets Corp. Fifth Third Securities, Inc.

Co-Managers:	Truist Securities, Inc. Capital One Securities, Inc. U.S. Bancorp Investments, Inc. Regions Securities LLC

Use of Proceeds:	We intend to use the net proceeds from the sale of the Notes to fund the redemption of the 5.375% Senior Notes due 2027 (the “2027 Notes”) with accrued interest, applicable premium payments and expenses related thereto and the remainder of the net proceeds for general corporate purposes, which may include the funding of a portion of the purchase price for the Tensar acquisition, other capital projects, and related expenses. The 2027 Notes bear interest at a rate of 5.375% per annum and will mature on July 15, 2027. This offering is not conditioned upon consummation of the Tensar acquisition.

Extended Close:	We expect to deliver the Notes against payment therefor on or about January 28, 2022 which will be the tenth business day following the date of the pricing of the Notes. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery date may be required to specify an alternate settlement cycle at the time of trade to prevent a failed settlement. Investors who wish to trade the Notes prior to the delivery date should consult their own advisors.

Disclosure Updates

To reflect the addition of the 2030 Notes to the offering described in the Preliminary Prospectus Supplement, in addition to the foregoing pricing information, the following language supplements or updates the disclosure in the Preliminary Prospectus Supplement.

Recent Developments

Conditional Notice of Redemption for 2027 Notes

The following disclosure is added to the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Recent Developments”:

“On January 13, 2022, we issued a conditional notice of redemption for any and all of our outstanding $300 million aggregate principal amount of the 2027 notes. The redemption price is equal to 100% of the principal amount of the 2027 notes redeemed plus a “make-whole” premium calculated as set forth in the 2027 notes and the indenture governing the 2027 notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The redemption date is February 15, 2022, and the redemption is conditioned on the closing of the issuance and sale of debt securities (in one or more series) in an aggregate principal amount of at least $600 million on pricing, terms and conditions satisfactory to us in our sole discretion. This statement shall not constitute a notice of redemption under the indenture governing the 2027 notes.”

Risk Factors

The following sentences replace the first two sentences in “Risk Factors” under “The principal and interest payments on our existing indebtedness may restrict and/or impair our ability to fulfill our obligations under the Notes”:

“As of November 30, 2021, we, together with our consolidated subsidiaries, had $1,072.0 million of total debt. As adjusted for this offering and the anticipated use of proceeds therefrom, including the redemption of all of the 2027 notes, we, together with our consolidated subsidiaries, expect that our total debt at such date would have been $1,372.5 million (or $1,522.5 million after further adjustment for $150.0 million in borrowings from the proceeds of the PAB Financing, if completed).”

Use of Proceeds

The disclosure in the Preliminary Prospectus Supplement under “Use of Proceeds” is updated as follows:

“We estimate the net proceeds to us from the sale of the Notes will be approximately $591.4 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the sale of the Notes to fund the redemption of the 2027 notes with accrued interest, applicable premium payments and expenses related thereto and the remainder of the net proceeds for general corporate purposes, which may include the funding of a portion of the purchase price for the Tensar acquisition (See “Prospectus Supplement Summary—Recent Developments”), other capital projects, and related expenses. The 2027 notes bear interest at a rate of 5.375% per annum and will mature on July 15, 2027. For additional information regarding the 2027 notes and our other indebtedness, see “Description of Other Indebtedness.” This offering is not conditioned upon consummation of the Tensar acquisition.

We expect that the sale of each series of the Notes will take place concurrently. However, the sales of the 2032 Notes and the 2030 Notes are not conditioned upon each other, and we may consummate the sale of one series of Notes and not the other, or consummate the sales at different times.”

Capitalization

The disclosure in the Preliminary Prospectus Supplement under “Capitalization” is updated as follows:

“The following table sets forth our consolidated capitalization as of November 30, 2021, and as adjusted to give effect to (i) the completion of the sale of the Rancho Cucamonga facility on December 28, 2021, (ii) the issuance and sale of the Notes and (iii) the redemption of all of the outstanding 2027 notes.

This table should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended November 30, 2021, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	As of November 30, 2021
	Actual	As Adjusted

	(unaudited) (in thousands, except share data)
Cash and cash equivalents (1)	$415,055	$964,446
Short-term Debt
Current maturities of long-term debt
Poland Term Loan (due 2026)	9,275	9,275
Short-term borrowings	29,992	29,992
Other (2)	1,821	1,821
Finance Leases	15,808	15,808

Total short-term debt	56,896	56,896
Long-term Debt (3)
Revolver (4)	—	—
2031 Notes	300,000	300,000
2027 Notes	300,000	—
2023 Notes	330,000	330,000
2032 Notes offered hereby	—	300,000
2030 Notes offered hereby	—	300,000
Poland Term Loan	34,780	34,780
Poland Credit Facility	—	—
Other (2)	17,671	17,671
Finance Leases	33,128	33,128

Total long-term debt	1,015,579	1,315,579
Total Debt (3)	$1,072,475	$1,372,475
Stockholders’ Equity
Common Stock, par value $0.01 per share, authorized 200,000,000 shares; issued 129,060,664 shares, outstanding 121,479,939 shares	1,290	1,290
Additional paid-in capital	357,413	357,413
Accumulated other comprehensive loss	(105,329)	(105,329)
Retained earnings (5)	2,378,789	2,640,090
Less treasury stock (7,580,725 shares at cost)	(146,206)	(146,206)

Total stockholders’ equity attributable to the Company	2,485,957	2,747,258
Total stockholders’ equity attributable to noncontrolling interests	232	232

Total stockholders’ equity	2,486,189	2,747,490
Total Capitalization	$3,558,664	$4,119,965

(1)

“As adjusted” cash and cash equivalents includes net proceeds from this offering, after underwriters’ discounts and estimated offering expenses, of approximately $591.4 million. Assumes that $300.0 million in aggregate principal amount of the 2027 notes are redeemed at an aggregate purchase price of $311.0 million, including after-tax expense of $11.0 million in estimated fees for premium payments to the note holders and costs associated with the early extinguishment of debt. Accrued but unpaid interest was excluded from this calculation. “As adjusted” cash and cash equivalents does not give effect to regular interest payment obligations to the holders of our indebtedness. In addition, “as adjusted” cash and cash equivalents includes $269.0 million in net proceeds from the sale of the Rancho Cucamonga facility, after closing costs of $5.0 million and excluding $39.0 million of restricted cash held by a qualified intermediary.

(2)	Other consists of New Markets Tax Credit transactions and Tax Increment Financing (“TIF”). See “Description of Other Indebtedness” for additional information related to these financing arrangements.
(3)	Debt amounts presented without deduction for debt issuance costs. Amounts presented do not include $150.0 million of indebtedness related to the proposed PAB Financing.
(4)

We are party to the Credit Agreement with the Revolver that matures on March 31, 2026. See “Description of Other Indebtedness—Fifth Amended and Restated Credit Agreement” for additional information regarding the Credit Agreement.

(5)

“As adjusted” retained earnings includes a $12.9 million loss, net of tax (or $16.4 million pre-tax), on extinguishment of the 2027 notes and a $274.2 million pre-tax gain on the sale of the Rancho Cucamonga facility.”

Statements Regarding Pro Forma Senior Indebtedness

The following sentence replaces the similar sentence located throughout the Preliminary Prospectus Supplement:

“As of November 30, 2021, as adjusted for (i) this offering and (ii) the anticipated use of proceeds therefrom, including the redemption of all of the 2027 notes, we would have had $1,230.0 million of senior indebtedness outstanding (or $1,380.0 million after further adjustment for $150.0 million in borrowings from the proceeds of the PAB Financing, if completed), none of which would have been secured.”

Underwriting

The following sentence is added to the Preliminary Prospectus Supplement under “Underwriting”:

“Some of the underwriters or their affiliates may hold 2027 Notes and therefore may receive proceeds of the offering.”

This communication is intended for the sole use of the person to whom it is provided by us.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities.

Other Information

The issuer has filed a registration statement (including a base prospectus dated January 19, 2021) and a preliminary prospectus supplement dated January 13, 2022 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322.

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